TPI Composites, Inc.

8501 N. Scottsdale Rd.

Gainey Center II, Suite 100

Scottsdale, AZ 85253

VIA EDGAR

September 19, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ms. Amanda Ravitz

Re:	TPI Composites, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-220307

Dear Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), TPI Composites, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 21, 2017 at 4:00 P.M., Eastern Time or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Bradley C. Weber at (650) 752-3226. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Bradley C. Weber, by facsimile to (650) 853-1038.

If you have any questions regarding this request, please contact Bradley C. Weber of Goodwin Procter LLP at (650) 752-3226.

Sincerely,

TPI COMPOSITES, INC.

/s/ Steven C. Lockard
Steven C. Lockard
Chief Executive Officer

cc:

William E. Siwek, TPI Composites, Inc.

Steven Fishbach, TPI Composites, Inc.

Bradley C. Weber, Goodwin Procter LLP

Jesse Nevarez, Goodwin Procter LLP